SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES			PI0034-V2
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
CR	DANTE RAGAZZI PAULI - DRPAULI	Oct. 29, 2018	May. 3, 2019
Related Areas (Coverage):		Processos:
Sabesp		-

1.     Introduction

This institutional policy establishes the criteria for defining the compensation of managers (officers and directors) and members of the Fiscal Council and the statutory Audit and Eligibility and Advisory committees of Sabesp.

2.     Objectives

To comply with the Novo Mercado Regulation, our Bylaws and the provisions of Federal Laws 6.404/1976 and 13,303/2016 and State Capital Protection Board (Codec) Resolutions 01/2018 and 01/2019 regarding the compensation of managers and members of the Fiscal Council and the statutory Audit and Eligibility and Advisory committees.

3.     Guidelines

3.1.  The compensation of managers and members of the Fiscal Council and the statutory Audit and Eligibility and Advisory committees must be prepared by the Board of Directors and approved in a General Shareholders’ Meeting.

3.1.1.     Executive Board

I.         Monthly compensation.

II.       Annual reward in the same amount of the monthly compensation, calculated on a pro rata temporis basis and paid in December each year.

III.      Annual contingent bonus limited to 6x the monthly compensation, or 10% of total amount distributed as dividends or interest on equity paid by the Company, whichever is less, calculated for the year. This may be paid in installments, respecting a minimum frequency of not less than three (3) months, cumulatively relating to:

a.     calculation of the quarterly, semi-annual or annual income; and

b.     the distribution of mandatory dividends to shareholders, even in the form of interest on equity, based on the income calculated on the occasion (paragraphs 1 and 2 of article 152 of Federal Law 6.404/76).

The calculations and the proposal for payment of the annual contingent bonus are submitted to the Board of Directors, which resolves on the payment and, if applicable, on a pro rata temporis basis to officers whose duties were performed in part of the period of the determination of the bonus.

IV.     Annual leave, with characteristics of paid leave, for a period of thirty (30) calendar days, and additional payment corresponding to one third (1/3) of monthly compensation, divided in up to three (3) periods throughout the year, as long as one of these periods is not shorter than fourteen (14) calendar days, and the other periods are not shorter than five (5) calendar days, enjoyed within the year, not entitled to accumulation or payment in cash.

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES			PI0034-V2
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
CR	DANTE RAGAZZI PAULI - DRPAULI	Oct. 29, 2018	May. 3, 2019
Related Areas (Coverage):		Processos:
Sabesp		-

V.              Collection of FGTS  (Government Severance Indemnity Fund for employees) according to article 15, main section, and article 16, Federal Law 8.036/90.

Officers leaving their positions for any reason are not entitled to receive the 40% FGTS severance fine, not having the right to the paid or worked prior notice period.

VI.     Benefits, according to amounts approved by the General Shareholders’ Meeting:

•    Meal vouchers: granting of twenty-four (24) meal vouchers per month, in the  amount made available through electronic card.

•    Staples Basket: granting of monthly food vouchers in the amount made available through electronic card;

•    Health Plan: a percentage is deducted from the monthly compensation.

•    Private Pension: defined contribution pension plan.

VII.   Officers may enjoy a non-paid leave, as long as it does not surpass three (3) months, approved pursuant to the Bylaws.

VIII.   Employees elected as officers and working for the Company for three (3) full years as of the election date may choose to receive their compensation as employee, and must express this option on the date of taking office. In this case, he/she will be entitled to receive the annual contingent bonus established in item 3.1.1, III, limited to the amount ascertained in the twelve-month (12) period and as required to equal the global compensation of the officer-employee to the compensation received by other statutory officers not subject to the labor laws (monthly compensation, annual leave with payment of an additional one-third (1/3) of monthly compensation, pro rata temporis annual reward paid in December and annual contingent bonus).

3.1.2.     Board of Directors

I.                 Monthly compensation.

a.     Directors absent in two (2) consecutive meetings are not entitled to receive compensation regarding the month when the second absence is recorded.

b.     The minimum availability required from the chairperson shall correspond to thirty (30) hours per month.

II.               Annual reward in the same amount of the monthly compensation, calculated on a pro rata temporis basis, paid in December each year, as long as approved by the General Shareholders’ Meeting for the period.

III.             The paid participation of direct or indirect members of the public administration in more than two (2) bodies, Boards of Directors or Fiscal Councils, of state-owned companies, or state-controlled companies or their subsidiaries, is prohibited pursuant to article 1 of State Decree 58,265/2012 and article 20 of Federal Law 13,303/2016, and each director must declare the acceptance of this limitation, and the payment of the relevant monthly compensation is conditioned to the presentation of this declaration.

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND STATUTORY COMMITTEES			PI0034-V2
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
CR	DANTE RAGAZZI PAULI - DRPAULI	Oct. 29, 2018	May. 3, 2019
Related Areas (Coverage):		Processos:
Sabesp		-

3.1.3.     Audit Committee

I.       Monthly compensation.

II.     Annual reward in the same amount of the monthly compensation, calculated on a pro rata temporis basis and paid in December each year, as long as approved by the General Shareholders’ Meeting for the period.

III.    The minimum required availability shall correspond to thirty (30) hours per month.

3.1.4.     Fiscal Council

I.       Monthly compensation.

II.     Annual reward in the same amount of the monthly compensation, calculated on a pro rata temporis basis and paid in December each year, as long as approved by the General Shareholders’ Meeting for the period.

III.    Reimbursement of the commuting and accommodation expenses required to perform the function of member of the Fiscal Council, as provided for in paragraph 3 of article 162 of Federal Law 6,404/76.

3.1.5.     Eligibility and Advisory Committee

                                        I.     Members of the Eligibility and Advisory Committee do not receive any compensation or other advantages, as provided for in article 11 of Codec Resolution 01/2018.

4.     Supplementary items

Reference Exhibits (Exhibits Base)	Reference Documents	Registration Details
---	<< Related documents >>	<< Records Involved >>
Files Attached (Supplementary to the Organizational Instrument)
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 8, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.